Exhibit 99.1

ICON plc Provides Update on Vaccine Study

On August 12, 2025, ICON plc, announced that the large-scale next generation COVID vaccine study that was highlighted on our earnings call on July 24, 2025 as restarted and actively enrolling, has now had a stop work notice issued by BARDA to the sponsor. As a result, the sponsor has directed ICON to halt all screening and dosing activities for new subjects. Approximately half of the planned 10,000 subjects have already been enrolled (and dosed) in the trial and these participants will continue to be followed up per protocol. The sponsor remains in discussions with BARDA as they work to determine next steps. While the issuance of the stop work order will impact our revenue for the second half of 2025, there is no change to our financial guidance for the full year 2025.

This statement contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this statement. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

Contact: Investor Relations +1 888 381 7923
Nigel Clerkin, Chief Financial Officer +353 1 291 2000
Kate Haven, Vice President Investor Relations +1 888 381 7923